

Mail Stop 4561

June 27, 2018

Ken Shawn Tapp
Chief Executive Officer
Social Life Network, Inc.
8100 East Union Ave. Suite 1809
Denver, Colorado 80237

> **Re:** **Social Life Network, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 31, 2018**
> **File No. 333-222709**

Dear Mr. Tapp:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2018 letter.

Prospectus Cover Page

1.　　Please revise to provide the significant share ownership and voting power of your executive officers.

Determination of offering price, page 18

2.　　Please revise to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Description of Business

Cannabis and Hemp Industry Platforms, page 24

3.   You state that you "generate revenue from [certain] cannabis and hemp sites." Please clarify whether all your revenues are generated from the cannabis and hemp industry. To the extent less than all your revenues are generated from the cannabis and hemp industry, please quantify the amount of revenues generated from the cannabis and hemp sites.

How we Generate Revenues, page 25

4.   Cost per click and cost per 1000 ad impressions appear to be important measures of your operating performance. To the extent these factors are important in understanding your revenue trends, please provide an enhanced quantitative and qualitative discussion and analyses of how these factors impact your revenue for each period presented.

Material Agreements, page 27

5.   Please revise to provide the duration of the Software License Agreements.

Transactions with Related Persons, Promoters and Certain Control Persons, page 38

6.   We note your response to prior comment 7. Your statement that neither of your executive officers represented the Company in the negotiations with Real Estate Social Network or Sports Social Network appears to be inconsistent with your statement that Mr. Tapp represented the Company in those negotiations. In this regard, we also note that Mr. Tapp is the Chief Technology Officer for both of those entities and beneficially owns approximately 40% of each of those entities. Please revise or advise.

Exhibit 5, Legal Opinion

7.   We refer to the first opinion where counsel opines that "[t]he Company is authorized to issue the Shares to be held by the selling shareholders and such shares will be validly issued and represent fully paid and non-assessable shares of the Company's common stock…" (emphasis) Please tell us whether there are shares the selling shareholders will offer in the resale offering that are not currently issued and outstanding. In this regard, we note, for example, your disclosure on page 22 that the company has "16,200,020 warrants outstanding. Each Warrant entitles the holder to one common stock share at an exercise price of five cents."

8.   We refer to the third opinion where counsel opines that "[t]he Company has authorized the Shares to be issued and such shares will, when sold, be legally issued, fully paid and non-assessable." Please tell us what shares counsel is referring to.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies
and Services

cc: Frederick M. Lehrer, Esq.
        Frederick M. Lehrer, P.A.